INTEGRAL ACQUISITION CORPORATION 1

11330 AVENUE OF THE AMERICAS, 23RD FLOOR

NEW YORK, NEW YORK 10019

October 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and Pam Howell

Re:	Integral Acquisition Corporation 1

Preliminary Proxy Statement on Schedule 14A

Filed September 20, 2024

File No. 001-41006

Dear Ms. Gorman and Ms. Howell:

Integral Acquisition Corporation 1 (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 27, 2024, regarding the Preliminary Proxy Statement on Schedule 14A filed on September 20, 2024. Concurrently with the submission of this letter, the Company is filing an Amendment to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

Even if the Third Extension Amendment Proposal is approved by our stockholders..., page 17

1.

We note your disclosure in this risk factor regarding the potential for delisting given that you are seeking to extend your termination date to a date that is over 36 months from your initial public offering. Because Section IM-5101- 2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, and in light of SEC Release No. 34-100538, please clearly disclose that your shares will be delisted if you are not able to complete a business combination by November 2, 2024, and disclose the risks associated with being delisted, including that you may no longer be attractive as a merger partner.

We acknowledge the Staff’s comment and respectfully inform the Staff that we have added the requested information to the risk factor on page 17 of the Revised Proxy Statement. We also note that the parties to the Flybondi Business Combination Agreement (as defined in the Revised Proxy Statement) have entered into an amendment to the Flybondi Business Combination Agreement, pursuant to which, the parties agreed to extend the Agreement End Date (as defined in the Flybondi Business Combination Agreement) from November 1, 2024 to March 31, 2025. The Company has added disclosure about such amendment throughout the Revised Proxy Statement.

***

U.S. Securities and Exchange Commission

October 2, 2024

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

INTEGRAL ACQUISITION CORPORATION 1

By:	/s/ Enrique Klix
Name: Enrique Klix
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP